Filed by: Columbia Banking System, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pacific Premier Bancorp, Inc.

Commission File No.: 000-22193

This filing relates to the proposed transaction between Columbia Banking System, Inc. (“Columbia”) and Pacific Premier Bancorp, Inc. (“Pacific Premier”) pursuant to the Agreement and Plan of Merger, dated as of April 23, 2025, by and among Columbia, Pacific Premier and Balboa Merger Sub, Inc.

Answers to Employee Questions

About the acquisition of Pacific Premier Bank

General Information

Who is Pacific Premier Bank?

Pacific Premier Bank is a commercial bank headquartered in Irvine, California with approximately $18 billion in assets and a network of 58 branches throughout Southern California, the Southwest and the Northwest. Founded in 1983, the bank serves businesses and individuals through a broad range of loan, deposit and treasury management solutions. In addition to specialized services for small and middle market businesses and professionals, the bank offers specific market sector expertise in SBA and USDA lending, community association banking, property banking and fiduciary banking.

Why Pacific Premier Bank?

The acquisition of Pacific Premier Bank aligns closely with our Business Bank of Choice strategy and accelerates our expansion within the Southern California and Southwest markets, while expanding solutions for both businesses and consumers across our existing customer base.

We have been working on a plan to expand our network of branches in Southern California. It would take us well over a decade to build the kind of network Pacific Premier operates today. We are excited about what this accelerated growth means for our customers and for our teams already working in these markets.

Pacific Premier has invested in building out robust API banking capabilities that connect their systems to leading industry financial software. These capabilities allow businesses to safely and securely conduct some of their banking within software that is custom designed for their industry. The ability to offer this form of embedded banking opens the door to additional niche business opportunities.

Pacific Premier Trust, which is a division of Pacific Premier Bank, provides custodial trust solutions offering diversified portfolio options through alternative assets and secure API connectivity to investment platforms. These custodial trust solutions are a nice complement to our existing fiduciary trust services, providing us with the advantage of a complete trust offering.

When will this take place?

This process will unfold over several months, but we anticipate a close later in 2025. The acquisition is still subject to all regulatory and shareholder approvals and other customary closing conditions. Until close, Pacific Premier will remain a separate company, and we both will continue to operate independently of each other.

Where can I find more information about Pacific Premier Bank?

Information about Pacific Premier can be found at PPBI.com.

How will I be informed about the status of the acquisition?

We will soon be introducing “The Bridge,” a shared intranet site between us and Pacific Premier. This may sound familiar as it was used in our previous merger. The site is currently under construction and will be available soon. It will host all news and documentation related to the merger, as well as contact information to help facilitate communication. Once access to the site has been established, we will get you connected.

If I am contacted by the press, what should I do?

A member of the press may contact you looking for a comment on the acquisition. Do not speak with the press. Please direct all press inquiries to:

Answers to Employee Questions

About the acquisition of Pacific Premier Bank

Kurt Heath

Kurtheath@umpquabank.com

502.682.8017

Team Member Information

How will this impact my role?

This is a true acquisition. We don’t anticipate much impact on existing Umpqua Bank roles.

Will I have the opportunity to relocate to one of the existing Pacific Premier locations?

There may be an opportunity for team members to explore additional roles in our newly expanded footprint. You may continue to look for any available job openings through the “Careers” link on the Insider. Once the acquisition closes, you may begin to see new opportunities across our larger footprint.

Will there be any changes to our current benefits?

No, there will be no changes to our current benefits as a result of the acquisition.

Will there be any changes to our current incentive plans?

No, there will be no changes to our current incentive plans as a result of the acquisition.

Can I buy or sell Columbia Banking System or Pacific Premier Bancorp stock now?

You may continue to transact in PPBI and COLB stock as long as (i) you are not in possession of material nonpublic information about either company, and (ii) you have not been notified that you are in a trading restricted period. Please contact Kumi Baruffi or Andrea Newburn if you have questions about our Insider Trading Policy.

How can I ask a question or express a concern during the transition?

We understand you may have questions, and we’re committed to addressing them promptly. You can submit your inquiries confidentially through a special portal on the Insider. Answers will be shared through regular communication to keep all team members informed. For personal or unique queries, our HR team will reach out to you directly and confidentially.

Customer Information

What does this mean for customers?

In addition to an expanded network of over 350 branches throughout the West, customers will enjoy new access to API business banking connectivity that securely and safely integrates treasury functions with industry financial software platforms. They will also benefit from expanded trust solutions with diversified portfolio options through alternative assets and secure API connectivity to investment platforms.

Answers to Employee Questions

About the acquisition of Pacific Premier Bank

Some of these new services will be available immediately following the close, with some becoming available later in the transition. We will be sure to keep you updated as to when these new services are available to our customers.

Will Umpqua customers experience any interruption to existing services?

No. There will be no changes to customer accounts, products or services as a result of the acquisition. They should continue to use their Umpqua services as they always have. There will also be no interruption to Columbia Trust Company customers as a result of the acquisition.

Following the close, we will work to integrate some of the unique services currently offered by Pacific Premier Bank. As they become available, we will inform you so you can share these exciting new services with your customers.

Will there be any branch closures?

We expect a very small number of consolidations in the Northwest due to the short distance between select branches. We’ll begin to evaluate a variety of factors from location to client experience to develop a consolidation plan and combine impacted teams. We’ll share that with you as soon as possible.

Can customers use branches at both banks?

Not at this time. Our customers will only be able to transact business at our branches until the close of the merger. At that time, their everyday banking will be possible at any Umpqua Bank or former Pacific Premier location. Instructions, procedures and training to accommodate these capabilities will be provided in advance.

Can customers use ATMs at both banks without a fee?

Not at this time. Our customers must continue to use our ATMs to avoid a Foreign ATM Fee until the close of the merger. At that time, customers will be able to use any Umpqua Bank or former Pacific Premier ATM without incurring Foreign ATM Fees.

Are rates changing?

Rates have not changed as a result of the announcement. You will continue to manage rates according to existing guidelines.

Community Engagement Information

Will there be any changes to our existing sponsorships and contributions?

No, your existing sponsorships and contributions will continue as planned throughout 2025.

What will philanthropy look like in our expanded markets?

Both banks are deeply invested in our communities and provide a variety of programs to support them. In the coming months, we will look at how we combine our community engagement programs to continue meeting the variety of needs our bank supports today.

Name Change Information

Why are we changing our name?

After operating the combined bank for a few years, we discovered challenges with our current name that are important to resolve as we continue to grow.

Answers to Employee Questions

About the acquisition of Pacific Premier Bank

•

The difference between our holding company name (Columbia Banking System) and the name of the bank creates confusion for current shareholders and potential investors. News about the bank does not always include the name of the holding company, making it difficult for shareholders and potential investors to connect the dots between news released under the Umpqua Bank name and its association with the success of our holding company. The additional time and resources we spend creating the important connection between the success of the bank and the name of the holding company will be resolved by aligning the names.

•

Customers who share services between the bank and our wealth management division don’t always understand the relationship between the brands. Consistency across our names will reduce marketplace confusion and align brand expectations, allowing us to better cross-sell between divisions.

•	Umpqua is a regional name that is closely tied to our historic geography. The further we grow beyond the Umpqua Valley, the less familiar communities are with the word, creating confusion.

Why use the Columbia Bank name?

Changing our name to Columbia Bank creates alignment across all our brands and positions us well for future growth.

•

The Columbia name is already known to investors and is familiar to a large segment of our customer base and communities. Changing to the Columbia name prevents us from losing brand recognition and avoids the additional expense and effort that would be necessary if we created a completely new brand name.

•

Columbia is a universally known word with rich roots in our nation’s history. While many in the Northwest associate the word with the Columbia River, the name is commonplace throughout the country. Our nation’s capital is Washington, DC (District of Columbia), and the term has been broadly used by brands of scale throughout the United States:

•	Columbia Records

•	Columbia Pictures

•	Columbia Broadcasting System (CBS)

•	Columbia University

•

The Columbia name will represent something new. It will represent the values we’ve built together the past few years and will now also include the outstanding associates and compatible culture of Pacific Premier.

Why didn’t we change the name of the bank at the time of the merger?

We did not foresee the scale of the challenges the brand differences would create. After operating the combined company for a few years, they have become apparent. We are addressing it now to resolve it before we continue to grow.

Will our new logo change?

The new stylized tree we introduced will remain as the visual icon representing the bank, but the logo will change to reflect the Columbia Bank name change. We’ll also use the stylized tree as a common symbol across all Columbia brands. The icon, designed to support our geographic expansion, will provide continuity through the name change.

When will the name change occur?

We are targeting a date in the fourth quarter this year and are working with internal teams to ensure we are able to meet that timeline. Depending on the timing of regulatory approvals, the name change may occur before or after the close of the merger. Our goal is to complete the name change prior to communicating with Pacific Premier customers about the systems conversion.

Answers to Employee Questions

About the acquisition of Pacific Premier Bank

What will change for customers?

Customers will experience no major changes because of the name change. They may continue to use their Umpqua Bank cards and checks. As their cards expire, new cards will carry the Columbia Bank name. The systems our customers use will not change; however, the logo at the top and the name of the bank will be updated throughout. The URL of our website will change, but UmpquaBank.com will redirect to the new URL. Our email addresses will also change, but emails sent to Umpqua email addresses will be automatically forwarded to the new email addresses. The name change should be seamless for customers with no disruption or changes to their products and services.

What will change and what will the process look like?

A formal process to update, review and approve rebranded items will be established in the coming weeks. Do not attempt to make changes in advance or outside of the official process and do not use the Columbia Bank name or logo before the official change date.

The following list includes some of the items that will be updated along with the name change:

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Email addresses and website URLs will change to ColumbiaBank.com. Continue to use your UmpquaBank.com email address. We will communicate when to begin using the new email address. As a reminder, emails sent to your UmpquaBank.com email address after the change will be automatically forwarded to your new email address. Internal and external building and direction signage will be updated to the new name.

•	Letterhead and rebranded collateral and sales tools will be available.

•	Business cards, name tags and other personal branding items will be issued and mailed to associates.

•	Columbia Bank apparel will be available in the apparel and promo store. We will provide an allowance to help you replace your Umpqua items.

•	Columbia promotional items will be available in the promo store and event resources will be updated and distributed to teams.

•	Internal and external systems will be updated to reflect the new bank name.

•	Internal policies, procedures and documents will be rebranded.

•	Disclosures, applications, regulatory notices and other legal documents will be updated.

•	Customer communications will be updated with the new name and logo.

Answers to Employee Questions

About the acquisition of Pacific Premier Bank

FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed business combination transaction between Columbia Banking System, Inc. (“Columbia”) and Pacific Premier Bancorp, Inc. (“Pacific Premier”) (the “Transaction”), the plans, objectives, expectations and intentions of Columbia and Pacific Premier, the expected timing of completion of the Transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “believe,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Although there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; uncertainty in U.S. fiscal, monetary and trade policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, continued or renewed inflation, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; the impact of bank failures or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; competitive pressures among financial institutions and nontraditional providers of financial services, including on product pricing and services; concentrations within Columbia’s or Pacific Premier’s loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the success, impact, and timing of Columbia’s and Pacific Premier’s respective business strategies, including market acceptance of any new products or services and Columbia’s and Pacific Premier’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Columbia and Pacific Premier are parties; the outcome of any legal proceedings that may be instituted against Columbia or Pacific Premier; delays in completing the Transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the failure to obtain shareholder or stockholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the Transaction on a timely basis or at all; changes in Columbia’s or Pacific Premier’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the Transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Columbia and Pacific Premier do business; certain restrictions during the pendency of the proposed Transaction that may impact the parties’ ability to pursue certain business opportunities or strategic Transactions; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the ability to complete the Transaction and integration of Columbia and Pacific Premier promptly and successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the Transaction; and other factors that may affect the future results of Columbia and Pacific Premier. Additional factors that could cause results to differ materially from those described above can be found in Columbia’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the Securities and Exchange Commission (the “SEC”) (available here) and available on Columbia’s investor relations website, www.columbiabankingsystem.com, under the heading “SEC Filings,” and in other documents Columbia files with the SEC, and in Pacific Premier’s Annual Report on Form 10-K for the year ended December  31, 2024, which is on file with the SEC (available here) and available on Pacific Premier’s website, www.investors.ppbi.com, under the heading “SEC Filings” and in other documents Pacific Premier files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Columbia nor Pacific Premier assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Answers to Employee Questions

About the acquisition of Pacific Premier Bank

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Transaction, Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Columbia and Pacific Premier and a Prospectus of Columbia, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving Columbia and Pacific Premier will be submitted to Columbia’s and Pacific Premier’s shareholders or stockholders, as applicable, for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, COLUMBIA SHAREHOLDERS AND PACIFIC PREMIER STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders or stockholders, as applicable, will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Transaction, Columbia and Pacific Premier, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Columbia Banking System, Inc., Attention: Investor Relations, 1301 A Street, Tacoma, WA 98402-4200, (503) 727-4100 or to Pacific Premier Bancorp, Inc., Attention: Corporate Secretary, 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, (949) 864-8000.

PARTICIPANTS IN THE SOLICITATION

Columbia, Pacific Premier, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Columbia shareholders or Pacific Premier stockholders in connection with the Transaction under the rules of the SEC. Information regarding Columbia’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Columbia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February  25, 2025 (available here); in the sections entitled “Board Structure and Compensation,” “Compensation Discussion and Analysis,” “Compensation Tables,” “Information about Executive Officers,” “Beneficial Ownership of Directors and Executive Officers” and “Certain Relationships and Related Transactions” in Columbia’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April  3, 2025 (available here) and other documents filed by Columbia with the SEC. Information regarding Pacific Premier’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Pacific Premier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February  28, 2025 (available here); in the sections entitled “Compensation of Non-Employee Directors,” “Security Ownership of Directors and Executive Officers,” “Certain Relationships and Related Transactions,” “Summary Compensation Table,” “Employment Agreements, Salary Continuation Plans, Severance, and Change-in-Control Payments,” and “Summary of Potential Termination Payments” in Pacific Premier’s definitive proxy statement relating to its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April  7, 2025 (available here); and other documents filed by Pacific Premier with the SEC. To the extent holdings of Columbia common stock by the directors and executive officers of Columbia or holdings of Pacific Premier common stock by directors and executive officers of Pacific Premier have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.